UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*
                     --------------------------------------

                             FOUR OAKS FINCORP, INC.
                                (Name of Issuer)

                          COMMON STOCK $1.00 PAR VALUE
                         (Title of Class of Securities)

                                   350891 10 7
                                 (CUSIP Number)

                                December 31, 2000
                                -----------------
             (Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]      Rule 13d-1(b)
         [X]      Rule 13d-1(c)
         [ ]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Notes).

                        (Continued on following page(s))




                                Page 1 of 5 Pages

CUSIP No. 350891 10 7                  13G                     Page 2 of 5 Pages



1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

         Josephine L. Sturdivant

2.       CHECK THE APPROPRIATE BOX OF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                  (a)      [  ]

                  (b)      [  ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  UNITED STATES OF AMERICA

            NUMBER OF                         5.        SOLE VOTING POWER
              SHARES
           BENEFICIALLY                                 98,610.914
             OWNED BY
               EACH                           6.        SHARED VOTING POWER
            REPORTING
              PERSON                                    12,280.783
              WITH:
                                              7.        SOLE DISPOSITIVE POWER

                                                        98,610.914

                                              8.        SHARED DISPOSITIVE POWER

                                                        12,280.783

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  110,891.697

10.      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES []

                  NOT APPLICABLE

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  5.3%

12.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                  IN

CUSIP No. 350891 10 7                  13G                     Page 3 of 5 Pages

Item 1.

(a)      Name of Issuer

         Four Oaks Fincorp, Inc.

(b)      Address of Issuer's Principal Executive Offices

         6144 US 301 South
         Four Oaks, North Carolina  27524

Item 2.

(a)      Names of Persons Filing

         This statement is filed by Josephine L. Sturdivant.

(b)      Address of Principal Business Office or, if none, Residence:

         5426 Hampton Road
         Fayetteville, North Carolina 28311

(c)      Place of Organization or Citizenship

         United States of America

(d)      Title of Class of Securities

         Common Stock, par value $1.00 per share

(e)      CUSIP Number

         350891 10 7

Item 3.

         Not  Applicable.

Item 4.           Ownership

                  (a)      Amount Beneficially Owned:

                  As of December 31, 2000, the Reporting Person beneficially owned 110,891.697 Shares which includes 10,925.585 Shares owned by her spouse individually and 1,355.198 Shares owned jointly by the Reporting Person and her spouse. The Reporting Person declares that the filing of this Schedule 13G shall not be construed as an admission that she is, for purposes of
                  Section 13(d) or Section 13(g) of the Act, the beneficial owner of any of the Shares owned of record by her spouse. The Reporting Person disclaims beneficial ownership of such Shares owned by her spouse, individually.

CUSIP No. 350891 10 7                  13G                     Page 4 of 5 Pages

                  (b)      Percent of Class:

                  Such 110,891.697 Shares are 5.3% of the 2,077,709 Shares outstanding as of February 2, 2001.

                  (c)      Number of shares as to which such person has:

                          (i)    sole power to vote or to direct the vote:                              98,610.914

                          (ii)   shared power to vote or to direct the vote:                            12,280.783

                          (iii)  sole power to dispose or to direct the disposition of:
                                                                                                        98,610.914
                          (iv)   shared power to dispose or to direct the disposition of:

                                                                                                        12,280.783

Item 5.  Ownership of Five Percent or Less of a Class

         Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         As stated above, the Reporting Person's spouse owns 10,925.585 Shares individually and has the right to receive dividends and proceeds from the sale of such Shares.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not Applicable

Item 8.  Identification and Classification of Members of the Group

         Not Applicable

Item 9.  Notice of Dissolution of Group

         Not Applicable

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 350891 10 7                  13G                     Page 5 of 5 Pages


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 5, 2001

                                    Signature:       /s/ Josephine L. Sturdivant
                                                     ---------------------------
                                         Name:       Josephine L. Sturdivant